CLECO POWER LLC                                                                                                                                                                                                                                                                      EXHIBIT 12(b)

Computation of Ratios of Earnings to Fixed Charges

UNAUDITED (THOUSANDS, EXCEPT RATIOS)	2004		2003		2002		2001		2000
Earnings from continuing operations	$ 52,202		$ 57,008		$ 59,574		$ 59,138		$ 59,857
Federal and state income taxes	27,691		29,846		32,172		31,290		30,998
Earnings from continuing operations before income taxes	$ 79,893		$ 86,854		$ 91,746		$ 90,428		$ 90,855
Fixed charges:
Interest, long-term debt	$ 26,909		$ 25,841		$ 24,762		$ 23,813		$ 24,929
Interest, other (including interest on short-term debt)	984		2,220		4,001		3,304		3,427
Amortization of debt expense, premium, net	1,797		1,526		931		879		946
Portion of rentals representative of an interest factor	267		513		528		527		493
Total fixed charges	$ 29,957		$ 30,100		$ 30,222		$ 28,523		$ 29,795
Earnings from continuing operations before income taxes and fixed charges	$ 109,850		$ 116,954		$ 121,968		$ 118,951		$ 120,650
Ratio of earnings to fixed charges	3.67	x	3.89	x	4.04	x	4.17	x	4.05	x